October 10, 2024

Keith R. Dolliver
Corporate Secretary
Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

        Re: Microsoft Corporation
            Current Report on Form 8-K filed January 19, 2024
            File No. 001-37845
Dear Keith R. Dolliver:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Disclosure Review
Program